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                                                                   June 11, 1996

To the Stockholders of Bailey Corporation

Dear Stockholder:

     On behalf of the Board of Directors of Bailey Corporation (the "Company"), I am pleased to inform you that on June 5, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vemco Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of Venture Holdings Trust ("Parent"), pursuant to which the Purchaser has commenced today a tender offer (the "Offer") to purchase all outstanding shares of Common Stock of the Company and the associated common stock purchase rights issued pursuant to the Rights Agreement (together, the "Shares") for $8.75 per Share in cash. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 12, 1996. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged into the Company (the "Merger"), and each share of the Company's Common Stock not owned by the Company, the Purchaser or its affiliates or dissenting stockholders will be converted into the right to receive $8.75 per Share in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT, HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board gave careful consideration to a number of factors summarized in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other matters, the Board considered the opinion dated June 5, 1996 of Smith Barney Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $8.75 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. A copy of such opinion is enclosed for your review.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to this Offer, is the Purchaser's Offer to Purchase, dated June 11, 1996, together with related materials including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY BEFORE TENDERING YOUR SHARES.

                                            Very truly yours,
                                      LOGO
                                            Roger R. Phillips
                                            Chairman of the Board